UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number: 001-31221

Total number of pages: 8

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	NTT DoCoMo to Reorganize Eight Regional Subsidiaries
2.	NTT DoCoMo to Introduce New Handset-Purchase Methods and Billing Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: October 26, 2007	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan

For Immediate Release

NTT DoCoMo to Reorganize Eight Regional Subsidiaries

TOKYO, JAPAN, October 26, 2007 — NTT DoCoMo, Inc. announced today that it will reorganize its group structure by integrating its eight wholly-owned regional subsidiaries with NTT DoCoMo, Inc., consolidating the group’s nationwide business operations under a single entity for the purpose of enhancing customer service as well as the speed and effectiveness of its operations.

DoCoMo intends the reorganization to be completed sometime during the second quarter of the fiscal year ending March 2009 (July-September 2008). Specific dates and changes will be announced when they are confirmed.

The eight regional subsidiaries involved in this reorganization are as follows:

NTT DoCoMo Hokkaido, Inc.

NTT DoCoMo Tohoku, Inc.

NTT DoCoMo Tokai, Inc.

NTT DoCoMo Hokuriku, Inc.

NTT DoCoMo Kansai, Inc.

NTT DoCoMo Chugoku, Inc.

NTT DoCoMo Shikoku, Inc.

NTT DoCoMo Kyushu, Inc.

The eight regional subsidiaries were set up in 1993, at a time when the mobile telephony sector was experiencing phenomenal growth, for the purpose of rapidly developing and deploying local networks.

For further information, please contact:

    Shuichiro Ichikoshi or Shinya Yokota

    International PR

    Public Relations Department

    Tel: +81-3-5156-1366

    Fax: +81-3-5501-3408

    Website: www.nttdocomo.com

    Inquiries may also be made through the following URL:

    http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves about 53 million customers, including 40 million people subscribing to FOMA™, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan

For Immediate Release

NTT DoCoMo to Introduce New Handset-Purchase Methods and Billing Plan

– Handset Cost Payable by Optional Installment –

TOKYO, JAPAN, October 26, 2007 — NTT DoCoMo, Inc. and its eight regional subsidiaries (collectively “DoCoMo”) announced today two new schemes, called the Value Course and Basic Course, that will package different billing plans and methods for purchasing handsets, beginning with FOMA™ 905i series models that DoCoMo plans to start selling on November 26, 2007.

The Value Course will offer a new billing plan, the Value Plan, under which basic monthly charges will be 1,680 yen (including tax) cheaper (before applying other discounts) than charges under DoCoMo’s conventional billing plans. Under the new handset-purchase method, customers may spread out payments over 12 or 24 months if they prefer not to make one-time lump-sum payments for the purchase of their 905i series or other forthcoming handsets (excluding certain models).

DoCoMo also announced today the other new scheme, called Basic Course, under which customers will pay regular basic monthly charges, but will receive 15,750 yen (including tax) discounts on their new handsets provided they sign contracts with minimum terms of at least two years.

As a special introductory offer to either course, DoCoMo plans to launch a Winter Campaign beginning November 26, under which customers will receive an additional discount on their handset of 8,400 yen (tax included). The offer applies both to new customers and existing FOMA customers who purchase a new handset after having used a FOMA handset for at least 12 months.

Customers who sign up for the Value Course by the end of May 2008 will receive additional discounts of 2,100 yen (including tax) for up to three months. Customers who sign up in November also will receive an additional 70 yen discount for each remaining day in the month of November.

DoCoMo additionally announced that all FOMA subscribers who are members of the DoCoMo Premium Club will be offered insurance on lost or damaged handsets, including free delivery of replacement phones, for just 315 yen/month (normally 525 yen/month) if they sign up for the insurance within 14 days of purchasing their handset. Customers who sign up for the Value Course, however, will receive free insurance for up to three months, and if they sign up in November they will also receive a daily discount for each remaining day in November.

For further information, please contact:

    Shuichiro Ichikoshi or Roland Arafat

    International PR

    Public Relations Department

    Tel: +81-3-5156-1366

    Fax: +81-3-5501-3408

    Website: www.nttdocomo.com

    Inquiries may also be made through the following URL:

    http://www.nttdocomo.com/contact

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves about 53 million customers, including 40 million people subscribing to FOMA™, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

Attachment 1

Overview of Value Course

Comparison of Billing Plans

*	For calls to DoCoMo handsets (or ¥15.75 for calls to non-DoCoMo phones) between 8:00 and 19:00 weekdays; at other times or on other days, ¥31.5 for calls to any phone.
**	Separate application required for either discount.

Payments for Handsets

Value Course subscribers may pay the purchase price of their handsets in the following ways:

1) One-time lump-sum payment

2) Installment payments:

a) 12 equal monthly payments

b) 24 equal monthly payments

Notes:

•	Installment payment amounts will appear in the subscriber’s monthly bill.

•	The annualized interest rate will be 0%. No handling fee will be charged.

•	New DoCoMo customers must make payment by bank transfer or credit card.

Example: 24 installment payments with an initial down payment*

*	Initial down payment may differ by retailer and handset model.

Attachment 2

Overview of Basic Course

New Handset Discount and Cancellation Fee

Basic Course customers will receive a discount of 15,750 yen (including tax) on the price of their handset. Customers who cancel or suspend their contracts, or change their handsets, before the end of the two-year period will be required to pay a cancellation fee.

Handset Discount	Cancellation Fee
	1st month	From 2nd month
¥15,750 (including tax)	¥15,120 (including tax)	¥15,120 minus ¥630 (including tax) per each additional month

Course Launch

DoCoMo plans to begin offering the Basic Course on November 26, 2007, the same day FOMA 905i handsets are scheduled to go on sale.

Introductory Offer

DoCoMo plans to launch a Winter Campaign beginning November 26, under which Basic Course subscribers will receive an additional discount on their handset of 8,400 yen (tax included).

Conditions

•	Minimum two-year contract

•	The Basic Course will apply to new DoCoMo handsets (excluding certain models), beginning with FOMA 905i series models.